KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2013

This management's discussion and analysis ("MD&A"), prepared as of February 12, 2014, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of December 31, 2013 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2013 and the notes thereto (the “financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars.  The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2013, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures (see Section 10 – Risk Analysis for additional details on the impact of foreign exchange rates).

Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2013	2012

Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.

Consolidated Financial and Operating Highlights

	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
(in millions, except ounces, per share amounts and per ounce amounts)	2013	2012	2011	Change	% Change	Change	% Change
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced (c)	2,658,632	2,678,131	2,702,573	(19,499)	(1%)	(24,442)	(1%)
Sold (c)	2,697,093	2,654,107	2,701,358	42,986	2%	(47,251)	(2%)

Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,658,632	2,647,137	2,635,990	11,495	0%	11,147	0%
Sold (c)	2,697,093	2,621,343	2,637,601	75,750	3%	(16,258)	(1%)

Total attributable gold equivalent ounces (a), (e)
Produced (c)	2,631,092	2,648,807	2,610,373	(17,715)	(1%)	38,434	1%
Sold (c)	2,669,276	2,624,242	2,611,287	45,034	2%	12,955	0%

Attributable gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,631,092	2,617,813	2,543,790	13,279	1%	74,023	3%
Sold (c)	2,669,276	2,591,478	2,547,530	77,798	3%	43,948	2%

Financial Highlights from Continuing Operations (d)
Metal sales	$3,779.5	$4,307.3	$3,842.5	$(527.8)	(12%)	$464.8	12%
Production cost of sales	$2,004.4	$1,849.2	$1,546.2	$155.2	8%	$303.0	20%
Depreciation, depletion and amortization	$828.8	$680.9	$564.0	$147.9	22%	$116.9	21%
Impairment charges	$3,169.6	$3,527.6	$2,937.6	$(358.0)	(10%)	$590.0	20%
Operating loss	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18%)	$(670.5)	(43%)
Net loss from continuing operations attributable to common shareholders	$(3,012.6)	$(2,546.2)	$(2,093.5)	$(466.4)	(18%)	$(452.7)	(22%)
Basic loss per share from continuing operations attributable to common shareholders	$(2.64)	$(2.24)	$(1.84)	$(0.40)	(18%)	$(0.40)	(22%)
Diluted loss per share from continuing operations attributable to common shareholders	$(2.64)	$(2.24)	$(1.84)	$(0.40)	(18%)	$(0.40)	(22%)
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$321.2	$886.2	$853.4	$(565.0)	(64%)	$32.8	4%
Adjusted net earnings from continuing operations per share (b)	$0.28	$0.78	$0.75	$(0.50)	(64%)	$0.03	4%
Net cash flow of continuing operations provided from operating activities	$796.6	$1,317.3	$1,366.6	$(520.7)	(40%)	$(49.3)	(4%)
Adjusted operating cash flow from continuing operations (b)	$1,149.6	$1,527.0	$1,562.9	$(377.4)	(25%)	$(35.9)	(2%)
Average realized gold price per ounce from continuing operations	$1,402	$1,643	$1,500	$(241)	(15%)	$143.0	10%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$743	$705	$586	$38	5%	$119	20%
Attributable(a) production cost of sales from continuing operations per equivalent ounce (c) sold(b)	$743	$705	$592	$38	5%	$113	19%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$703	$627	$535	$76	12%	$92	17%
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b),(f)	$1,063	$1,079		$(16)	(1%)
Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce (c) sold (b),(f)	$1,082	$1,122		$(40)	(4%)

(a)	Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter).
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1 and 2011 - 44.65:1).

(d)
On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte ("FDN"). On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.
(f)	Amount was not computed for 2011 as this measure was adopted as of January 1, 2013.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2013 vs. 2012

Kinross’ attributable production from continuing operations in 2013 increased marginally compared with 2012, primarily due to increases in production at Tasiast and Fort Knox from higher mill grades and improved leach performance.  In addition, production at Paracatu increased due to higher processing levels and recoveries.  These increases were largely offset by decreases in production resulting from the scheduled decline in grades at Round Mountain and Chirano, a decline in both grades and heap leach performance at Maricunga, and due to the suspension of mining at La Coipa in October 2013.  In addition, production decreased at the Kupol mine due to the planned decline in grades and a less favourable gold equivalent ratio, partially offset by the processing of higher grade ore from the Dvoinoye mine, which commenced commercial production in October 2013.

Metal sales from continuing operations decreased to $3,779.5 million in 2013 from $4,307.3 million in 2012, primarily due to a decrease in the metal prices realized.  The average gold price realized from continuing operations decreased to $1,402 per ounce from $1,643 per ounce in 2012.

During 2013, production cost of sales from continuing operations increased to $2,004.4 million from $1,849.2 million in 2012, primarily due to increases in gold equivalent ounces sold and input costs at Fort Knox and Tasiast as well as higher input costs at Maricunga as a result of processing lower grade ore.  In addition, production cost of sales at Kupol increased due to higher consumption of inputs as a result of processing ore from the Dvoinoye mine and due to inflationary pressures on certain inputs such as labour.  These increases were partially offset by a decrease in production cost of sales at La Coipa, primarily due to the suspension of mining.

Depreciation, depletion and amortization from continuing operations increased by 22% in 2013 compared with 2012, primarily due to an increase in gold equivalent ounces sold at Paracatu, Fort Knox, and Tasiast and an increase in the depreciable asset base at La Coipa, Paracatu, Maricunga, and Fort Knox.  These increases were partially offset by decreases in gold equivalent ounces sold at Chirano and Kettle River-Buckhorn.

As at December 31, 2013, the Company recorded an after-tax impairment charge of $544.8 million, upon completion of its annual assessment of the carrying value of its cash generating units (“CGUs”).  The impairment charge included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca, a non-operating property in Chile.  The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in mineral reserves.  As at June 30, 2013, the Company had identified the decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment, and performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates at that time.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the June 30, 2013 impairment assessment, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and goodwill and property, plant and equipment impairment aggregating $954.6 million at several of its other CGUs.  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.   The resulting non-cash impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.  During 2012, the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.

The operating loss from continuing operations increased to $2,635.2 million in 2013 from $2,241.9 million in 2012, primarily due to a decrease in metal sales and increases in production cost of sales and depreciation, depletion and amortization, partially offset by lower impairment charges and a decrease in exploration and business development costs.

During 2013, net loss from continuing operations attributable to common shareholders was $3,012.6 million, or $2.64 per share, compared with $2,546.2 million, or $2.24 per share, in 2012.  The increase in net loss from continuing operations attributable to common shareholders was primarily a result of an increase in the operating loss as described above and an impairment charge of $219.0 million related to the Company’s investment in Cerro Casale, which was recorded in other income (expense) in 2013, partially offset by a decrease in income tax expense.  For continuing operations, income tax expense for 2013 was $72.4 million compared with $259.4 million in 2012.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as impairment charges and re-measurements of the deferred tax liability due to increases in corporate income tax rates, the Company’s adjusted effective tax rate was 34.8% in 2013, compared with 31.7% in 2012.  Excluding the impact of these items, the increase in the Company’s adjusted effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

During 2013, adjusted net earnings from continuing operations attributable to common shareholders was $321.2 million, or $0.28 per share, compared with $886.2 million, or $0.78 per share, in 2012.  The decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the decrease in metal sales and increases in production cost of sales and depreciation, depletion and amortization expense as described above.

Net cash flow of continuing operations provided from operating activities decreased by $520.7 million compared with 2012.  The decrease in cash flows was primarily due to the decrease in metal sales and less favourable working capital movements, partially offset by a decrease in exploration and business development costs.

Adjusted operating cash flow from continuing operations decreased to $1,149.6 million from $1,527.0 million, mainly due to the decrease in metal sales, partially offset by a decrease in exploration and business development costs.

Attributable production cost of sales from continuing operations per equivalent ounce sold increased by 5% in 2013 compared with 2012 due to an increase in production cost of sales as noted above.

During 2013, attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis was $1,063 compared with $1,079 in 2012, with the decrease primarily due to a decrease in sustaining capital expenditures and an increase in attributable gold ounces sold, partially offset by an increase in production cost of sales.

2012 vs. 2011

During 2012, Kinross’ attributable production from continuing operations increased by 3% compared with 2011, primarily due to an increase in production at Fort Knox due to higher tonnage leached, higher mill grades and recoveries, and the increase in production resulting from the Company’s interest in Kupol increasing from 75% to 100% on April 27, 2011.  In addition, production at Chirano increased due to higher grades and recoveries.  These increases were partially offset by the scheduled decline in grades at Kupol and Kettle River-Buckhorn and a less favourable gold equivalent ratio during 2012 compared with 2011.

Metal sales from continuing operations for 2012 were $4,307.3 million, a 12% increase compared with 2011.  The increase in metal sales was primarily due to higher metal prices realized.  The average realized gold price from continuing operations during 2012 was $1,643 per ounce, an increase of 10% compared with 2011.  During 2012, the price of gold averaged $1,669 per ounce compared with $1,572 per ounce in 2011, an increase of 6%.  The gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $20 per ounce during 2012.  During 2011, the above mentioned gold hedges reduced the average price realized by $66 per ounce.  The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to the spot gold price subsequent to the dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into affected metal sales (and the average realized gold price) up to June 30, 2012. Metal sales subsequent to June 30, 2012 were not affected by such losses.

Production cost of sales from continuing operations increased by 20% to $1,849.2 million in 2012 compared with $1,546.2 million during 2011, largely due to an increase in the processing of lower grade ore and higher input costs such as labour, energy and consumables.

During 2012, depreciation, depletion and amortization from continuing operations increased by 21% compared with 2011, primarily due to an increase in gold equivalent ounces sold at Chirano, lower mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu, offset largely by lower gold equivalent ounces sold at Kupol.

Upon completion of its annual assessment of the carrying value of its CGUs, the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill.  During 2011, the Company recorded impairment charges relating to goodwill at Tasiast and Chirano of $2,490.1 million and $477.5 million, respectively.

Operating loss from continuing operations was $2,241.9 million compared with an operating loss from continuing operations of $1,571.4 million for 2011.  This change was largely due to the impairment charges noted above and increases in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal prices realized.

The net loss from continuing operations attributable to common shareholders for 2012 was $2,546.2 million or $2.24 per share compared with a net loss attributable to common shareholders of $2,093.5 million or $1.84 per share in 2011.  The net loss attributable to common shareholders in 2012 was primarily a result of the operating loss described above.  In addition, other income (expense) changed from income of $98.4 million for 2011 to an expense of $6.8 million for 2012.  The expense in 2012 was primarily due to an impairment charge of $24.3 million related to certain of the Company’s available-for-sale investments, partially offset by net non-hedge derivative gains of $18.0 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants.  Included in other income (expense) in 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation of $30.9 million, net non-hedge derivative gains of $59.1 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $8.4 million.  Income tax expense during 2012 was $259.4 million compared with $498.3 million during 2011.  Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.6% compared with 35.5% for 2011.  Excluding the impact of these items, the increase in the Company’s effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

The adjusted net earnings from continuing operations attributable to common shareholders increased slightly to $886.2 million, or $0.78 per share, for 2012, from $853.4 million, or $0.75 per share, in 2011.  The 4% increase in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to an increase in metal prices realized.

Net cash flow of continuing operations provided from operating activities during 2012 was $1,317.3 million compared with $1,366.6 million in 2011, with the decrease largely due to less favourable working capital changes in 2012 compared with 2011 and higher exploration and business development expenses, partially offset by an increase in margins (metal sales less production cost of sales) as well as cash payments made during 2011 on the close out and early settlement of derivative instruments, with no such payments made in 2012.

The adjusted operating cash flow from continuing operations during 2012 decreased slightly to $1,527.0 million from $1,562.9 million in 2011, mainly due to an increase in exploration and business development expenses.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 20% higher in 2012 compared with 2011, largely due to an increase in the processing of lower grade ore and increases in labour, energy, consumables and other production costs across the Company’s operations.

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”).  The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative periods.  Net earnings from Crixás during 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

Mineral Reserves1

Kinross’ total estimated proven and probable mineral reserves at year-end 2013 were approximately 39.7 million ounces of gold, a net decrease of approximately 19.9 million ounces compared with year-end 2012. The net year-over-year decrease in gold reserve estimates was primarily due to the impact of cost assumptions and the cessation of development at Fruta del Norte.  The gold price assumption used was $1,200 per ounce, consistent with the price used in the 2012 gold reserve estimate.  Notable changes by site included approximate reductions of 7.6 million gold ounces at Paracatu, 6.7 million ounces at Fruta del Norte, and 2.1 million ounces at Maricunga, partially offset by an approximate addition of 0.2 million ounces at Dvoinoye.

Proven and probable silver reserves at year-end 2013 were estimated at 44.8 million ounces, a net decrease of 23.5 million ounces compared with year-end 2012, primarily the result of a reduction of 11.1 million ounces at La Coipa and 9.0 million ounces at Fruta del Norte.

Proven and probable copper reserves at year-end 2013 were estimated at 1.4 billion pounds, unchanged from year-end 2012.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian and U.S. regulators on February 12, 2014.

2.	IMPACT OF KEY ECONOMIC TRENDS

Gold Price History
U.S. dollar per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2013, the price of gold generally declined, from a high of $1,696 per ounce in January, reaching a low of $1,181 per ounce in June.  The average price for the year based on the London Bullion Market Association PM Fix was $1,411 per ounce, a $258 decrease over the 2012 average price of $1,669 per ounce.  The major influences on the gold price during 2013 included speculation over the United States Federal Reserve’s tapering of its quantitative easing program and material liquidation of net long positions.  These negative influences were partially offset by strong bar hoarding demand, particularly in Asia, and higher fabrication demand in the lower price environment.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

Kinross' Realized Gold Price VS Average PM Fix
U.S. dollar per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
high
low
average
realized

Source: London Bullion Marketing Association London PM Fix

During 2013, the Company realized an average gold price of $1,402 per ounce compared to the average PM Fix of $1,411 per ounce.

Gold Supply and Demand Fundamentals

Gold Supply
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2009
2010
2011
2012
2013E
Mine production
Official sector sales
Recycled gold
Producer hedging
Disinvestment

Source: GFMS Gold Survey 2013

Total gold supply increased by 6.3% in 2013 relative to 2012, with global gold mine production increasing 4.1% and recycled gold decreasing 13.8%.  Mine production and recycled gold have been the dominant sources of gold supply, and in 2013 they represented approximately 63% and 29% of total supply, respectively.  In 2013, net disinvestment in gold markets contributed 383 tonnes or approximately 8% of total supply.

Macroeconomic factors were the overwhelming drivers of gold prices in 2013, resulting in net disinvestment out of the gold markets as noted above, which, combined with increased mine production, contributed to lower prices during the year.

Gold Demand
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2009
2010
2011
2012
2013E
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment

Source: GFMS 2013 Gold Survey

Overall demand increased by 6.3% in 2013 relative to 2012.  With gold prices decreasing, fabrication demand is estimated to have increased by 11.4% in 2013 relative to 2012.  The increase largely occurred in East Asia and the Middle East, while demand in India remained strong but stable.  Bar hoarding grew by approximately 32.9% in 2013, while net producer de-hedging contributed a small 50 tonnes of demand.  Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, reduced net purchases by 34% during the year.

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced increases in fuel costs in 2013, reflecting global oil and fuel price increases that occurred during the same period.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
U.S. dollar per Barrel
$160
$140
$120
$100
$80
$60
$40
$20
$0
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 76% of the Company’s expected attributable production in 2014 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

In 2014, Kinross expects to produce approximately 2.5 to 2.7 million gold equivalent ounces from its current operations, compared to 2.63 million gold equivalent ounces in 2013.  Production cost of sales per gold equivalent ounce is expected to be in the range of $730 to $780 for 2014.

The Company has forecast an all-in sustaining cost of $950 to $1,050 per gold equivalent ounce sold and per gold ounce sold on a by-product basis for full-year 2014.

Material assumptions used to forecast 2014 production costs are: a gold price of $1,200 per ounce, a silver price of $18 per ounce, an oil price of $100 per barrel, and foreign exchange rates of 2.27 Brazilian reais to the U.S. dollar, 1.05 Canadian dollar to the U.S. dollar, 33 Russian roubles to the U.S. dollar, 505 Chilean pesos to the U.S. dollar, 2.00 Ghanaian cedi to the U.S. dollar, 290 Mauritanian ouguiya to the U.S. dollar, and 1.30 U.S. dollars to the Euro.  Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $12 impact on our production cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production cost of sales per ounce as a result of a change in royalties.

Capital expenditures for 2014 are forecast to be approximately $605 million, excluding estimated capitalized interest of approximately $70 million.  Of this amount, sustaining capital expenditures are expected to be approximately $400 million.

The 2014 forecast for exploration and business development expense is approximately $125 million, of which $40 million is expected for business development expenses.  Including expected capitalized exploration of $5 million, total exploration expenditures are forecast to be $90 million.  General and administrative expenses are forecast to be $165 million.

Other operating costs are forecast to be approximately $50 million, including $14 million forecast for care and maintenance costs at La Coipa.  The above forecast expenses include approximately $40 million related to expected equity-based compensation.

Income tax expenses are expected to be $100 million based on our assumed gold price plus approximately 24% of any profit resulting from higher gold prices.

Depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

The Tasiast project feasibility study remains on schedule for expected completion in the first quarter of 2014 and the Company expects to provide highlights of the results in April 2014.

Recent transactions

Amendment of revolving credit and term loan facilities

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to August 10, 2017 from August 10, 2015.

Convertible senior notes

On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible senior notes in the amount of $5.4 million.

Other developments

Dividend
To help achieve the Company’s objective of maintaining a strong balance sheet and liquidity position in the current volatile gold price environment, the Board of Directors suspended the payment of the semi-annual dividend on July 31, 2013.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.

New Directors appointed
Kinross appointed Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective April 3, 2013.  Mr. Macken, Ms. Power, and Ms. Woods were elected by shareholders at the Kinross Annual Meeting of Shareholders on May 8, 2013.  The appointments brought membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

Executive update

On February 10, 2014, the Company announced that Brant Hinze, President and Chief Operating Officer, will retire effective October 1, 2014, and will be succeeded as Chief Operating Officer by Warwick Morley-Jepson, currently Regional Vice-President of the Company’s Russia region.

5.	CONSOLIDATED RESULTS OF OPERATIONS

(in millions, except ounces and per ounce amounts)	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
	2013	2012	2011	Change	% Change	Change	% Change
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	2,658,632	2,678,131	2,702,573	(19,499)	(1%)	(24,442)	(1%)
Sold (b)	2,697,093	2,654,107	2,701,358	42,986	2%	(47,251)	(2%)

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,658,632	2,647,137	2,635,990	11,495	0%	11,147	0%
Sold (b)	2,697,093	2,621,343	2,637,601	75,750	3%	(16,258)	(1%)

Total attributable gold equivalent ounces (a), (d)
Produced (b)	2,631,092	2,648,807	2,610,373	(17,715)	(1%)	38,434	1%
Sold (b)	2,669,276	2,624,242	2,611,287	45,034	2%	12,955	0%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,631,092	2,617,813	2,543,790	13,279	1%	74,023	3%
Sold (b)	2,669,276	2,591,478	2,547,530	77,798	3%	43,948	2%

Gold ounces - sold from continuing operations (c)	2,545,736	2,421,447	2,362,268	124,289	5%	59,179	3%
Silver ounces - sold from continuing operations (000's) (c)	9,021	10,717	12,142	(1,696)	(16%)	(1,425)	(12%)
Average realized gold price per ounce from continuing operations	$1,402	$1,643	$1,500	$(241)	(15%)	$143	10%

Financial Data from Continuing Operations (c)
Metal sales	$3,779.5	$4,307.3	$3,842.5	$(527.8)	(12%)	$464.8	12%
Production cost of sales	$2,004.4	$1,849.2	$1,546.2	$155.2	8%	$303.0	20%
Depreciation, depletion and amortization	$828.8	$680.9	$564.0	$147.9	22%	$116.9	21%
Impairment charges	$3,169.6	$3,527.6	$2,937.6	$(358.0)	(10%)	$590.0	20%
Operating loss	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18%)	$(670.5)	(43%)
Net loss from continuing operations attributable to common shareholders	$(3,012.6)	$(2,546.2)	$(2,093.5)	$(466.4)	(18%)	$(452.7)	(22%)

(a)	Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter).
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1 and 2011 - 44.65:1).

(c)
On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(d)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

Operating Earnings (Loss) by Segment

	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
(in millions)	2013	2012	2011	Change	% Change(d)	Change	% Change
Operating segments (a)
Fort Knox	$251.0	$260.9	$189.1	$(9.9)	(4%)	$71.8	38%
Round Mountain	(106.7)	151.2	135.6	(257.9)	(171%)	15.6	12%
Kettle River-Buckhorn	53.6	90.2	115.1	(36.6)	(41%)	(24.9)	(22%)
Kupol (b)	316.0	495.5	379.8	(179.5)	(36%)	115.7	30%
Paracatu	106.6	284.2	316.1	(177.6)	(62%)	(31.9)	(10%)
La Coipa	(34.9)	65.6	67.9	(100.5)	(153%)	(2.3)	(3%)
Maricunga	(711.6)	178.9	239.2	(890.5)	nm	(60.3)	(25%)
Tasiast	(1,575.4)	(3,466.8)	(2,420.0)	1,891.4	55%	(1,046.8)	(43%)
Chirano	(344.4)	(8.3)	(316.6)	(336.1)	nm	308.3	97%
Non-operating segments
Corporate and Other (c)	(589.4)	(293.3)	(277.6)	(296.1)	(101%)	(15.7)	(6%)
Total	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18%)	$(670.5)	(43%)
Discontinued operations
Crixás	$-	$16.6	33.0	$(16.6)	(100%)	$(16.4)	(50%)
Fruta del Norte	$(735.9)	$(6.9)	$(4.1)	$(729.0)	nm	$(2.8)	(68%)

(a)
On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(b)	The Kupol segment includes the Kupol and Dvoinoye mines.
(c)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (includes Lobo-Marte and White Gold).

(d) "nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	21,634	25,937	(4,303)	(17%)
Tonnes processed (000's) (a)	42,419	43,153	(734)	(2%)
Grade (grams/tonne)(b)	0.82	0.69	0.13	19%
Recovery(b)	83.7%	84.0%	(0.3%)	(0%)
Gold equivalent ounces:
Produced	421,641	359,948	61,693	17%
Sold	416,103	333,438	82,665	25%

Financial Data (in millions)
Metal sales	$596.5	$556.3	$40.2	7%
Production cost of sales	236.6	221.2	15.4	7%
Depreciation, depletion and amortization	103.7	66.8	36.9	55%
	256.2	268.3	(12.1)	(5%)
Exploration and business development	5.2	7.4	(2.2)	(30%)
Segment operating earnings	$251.0	$260.9	$(9.9)	(4%)

(a)	Includes 29,751,000 tonnes placed on the heap leach pad during 2013 (2012 - 29,950,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.29 grams per tonne during 2013 (2012 - 0.31 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2013 vs. 2012

Tonnes of ore mined decreased by 17% in 2013 compared with 2012 due to planned mine sequencing.  During 2013, tonnes of ore processed were 2% lower compared with 2012, primarily due to reduced availability of processing equipment as well as ore hardness experienced during the first quarter of 2013.  Mill grades increased by 19% in 2013 compared with 2012 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore.  Gold equivalent ounces produced increased by 17% compared with 2012, primarily due to an increase in ounces recovered from the leach pad as a result of the commissioning and ramp-up of the second carbon-in-column plant and higher mill grades, partially offset by a decrease in tonnes of ore processed.

Metal sales increased by 7% compared with 2012 as a result of an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 7% compared with 2012, primarily due to an increase in gold equivalent ounces sold as well as higher labour and fuel costs as a result of haulage services being performed internally, offset largely by a decrease in power and haulage contractor costs.  Depreciation, depletion and amortization increased to $103.7 million in 2013 from $66.8 million in 2012, primarily due to increases in the gold equivalent ounces sold and depreciable asset base, and a decrease in mineral reserves at December 31, 2012.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	19,648	20,622	(974)	(5%)
Tonnes processed (000's)(a)	21,595	20,670	925	4%
Grade (grams/tonne)(b)	0.69	0.78	(0.09)	(12%)
Recovery(b)	65.7%	73.2%	(7.5%)	(10%)
Gold equivalent ounces:
Produced	162,826	192,330	(29,504)	(15%)
Sold	161,836	190,592	(28,756)	(15%)

Financial Data (in millions)
Metal sales	$228.7	$317.2	$(88.5)	(28%)
Production cost of sales	135.3	136.7	(1.4)	(1%)
Depreciation, depletion and amortization	22.4	28.2	(5.8)	(21%)
Impairment charges	177.4	-	177.4	100%
	(106.4)	152.3	(258.7)	(170%)
Exploration and business development	0.3	1.1	(0.8)	(73%)
Segment operating earnings (loss)	$(106.7)	$151.2	$(257.9)	(171%)

(a)	Tonnes of ore mined/processed represent 100% of operations. Includes 17,784,000 tonnes placed on the heap leach pad during 2013 (2012 - 17,044,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.36 grams per tonne during 2013 (2012 - 0.43 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

2013 vs. 2012

During 2013, tonnes of ore mined decreased by 5% compared with 2012, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 4% compared with 2012, primarily due to the use of mill stockpiles, an expansion of leach pads and an increase in tonnage placed on the leach pads.  Mill and heap leach grades were lower in 2013 compared with 2012, primarily due to planned mine sequencing and an increase in the processing of lower grade stockpile ore.  Gold equivalent ounces produced decreased by 15% compared with 2012, primarily due to lower grades and recoveries, partially offset by an increase in tonnes processed.

Metal sales decreased by 28% compared with 2012.  The decrease in gold equivalent ounces sold accounted for 54% of the $88.5 million decrease, with the remainder attributable to a decrease in metal prices realized.  Production cost of sales decreased slightly by 1% compared with 2012, primarily due to lower royalty, contractor and tire costs, and a decrease in gold equivalent ounces sold, largely offset by increases in labour costs as well as reagent costs related to processing more tonnes of lower grade ore.  Depreciation, depletion and amortization were lower by 21% compared with 2012, primarily as a result of decreases in gold equivalent ounces sold and in the depreciable asset base resulting from the impairment recognized at June 30, 2013.

As at June 30, 2013, the Company recorded impairment charges of $177.4 million, comprised of $58.7 million related to goodwill and $118.7 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	367	386	(19)	(5%)
Tonnes processed (000's)	404	405	(1)	(0%)
Grade (grams/tonne)	13.00	13.27	(0.27)	(2%)
Recovery	93.2%	92.1%	1.1%	1%
Gold equivalent ounces:
Produced	150,157	156,093	(5,936)	(4%)
Sold	151,559	156,966	(5,407)	(3%)

Financial Data (in millions)
Metal sales	$214.4	$260.1	$(45.7)	(18%)
Production cost of sales	83.1	75.6	7.5	10%
Depreciation, depletion and amortization	62.8	73.9	(11.1)	(15%)
	68.5	110.6	(42.1)	(38%)
Exploration and business development	5.9	18.0	(12.1)	(67%)
Other	9.0	2.4	6.6	nm
Segment operating earnings	$53.6	$90.2	$(36.6)	(41%)

(a) "nm" means not meaningful.

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2013 vs. 2012

Tonnes of ore mined in 2013 were 5% lower compared with 2012, primarily due to planned mine sequencing and the impact of seasonal flooding on mine access.  During 2013, gold equivalent ounces produced and sold decreased by 4% and 3%, respectively, compared with 2012, primarily due to a decrease in grades.  Gold equivalent ounces sold in 2013 exceeded production due to timing of shipments.

During 2013, metal sales decreased by 18% compared with 2012.  The decrease in metal prices realized accounted for 80% of the $45.7 million decrease, with the remainder attributable to a decrease in gold equivalent ounces sold.  Production cost of sales was 10% higher compared with 2012, primarily due to an increase in the cost of labour, reagents and fuel, partially offset by a decrease in gold equivalent ounces sold and lower contractor and maintenance costs.  Depreciation, depletion and amortization were 15% lower in 2013 compared with 2012, primarily due to a decrease in gold equivalent ounces sold.

Kupol (100% ownership and operator) – Russian Federation(a)

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	1,492	1,260	232	18%
Tonnes processed (000's)	1,435	1,299	136	10%
Grade (grams/tonne):
Gold	11.13	12.06	(0.93)	(8%)
Silver	132.13	169.59	(37.46)	(22%)
Recovery:
Gold	93.3%	93.5%	(0.2%)	(0%)
Silver	84.2%	85.4%	(1.2%)	(1%)
Gold equivalent ounces: (c)
Produced	550,188	578,252	(28,064)	(5%)
Sold	569,432	578,235	(8,803)	(2%)
Silver ounces:
Produced (000's)	5,000	6,032	(1,032)	(17%)
Sold (000's)	5,302	6,038	(736)	(12%)

Financial Data (in millions)
Metal sales	$ 775.1	$ 910.3	$ (135.2)	(15%)
Production cost of sales	288.6	272.9	15.7	6%
Depreciation, depletion and amortization	102.7	107.7	(5.0)	(5%)
Impairment charges	30.5	-	30.5	100%
	353.3	529.7	(176.4)	(33%)
Exploration and business development	24.8	27.5	(2.7)	(10%)
Other	12.5	6.7	5.8	87%
Segment operating earnings	$ 316.0	$ 495.5	$ (179.5)	(36%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 170,183 tonnes of ore mined from Dvoinoye during 2013 (2012 - nil).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2013 vs. 2012

Tonnes of ore mined increased by 18% compared with 2012, primarily due to ore mined at Dvoinoye.  Tonnes of ore processed were 10% higher in 2013 compared with 2012 due to higher mill throughput on completion of the mill expansion.  Gold and silver grades decreased compared with 2012 as a result of mine sequencing at the Kupol mine, partially offset by higher grade ore from the Dvoinoye mine, which commenced commercial production in October 2013.  During 2013, gold equivalent ounces produced decreased by 5% compared with 2012, primarily due to lower grades at Kupol and a less favourable gold equivalent ratio, partially offset by an increase in tonnes of ore processed and higher grade ore from Dvoinoye.  Gold equivalent ounces sold decreased by 2% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

During 2013, metal sales decreased by 15% compared with 2012 as a result of a decrease in metal prices realized and gold equivalent ounces sold.  Production cost of sales were higher by 6% compared with 2012, primarily due to an increase in input costs such as labour, fuel, maintenance and freight, as well as an increase in consumption of inputs as a result of processing ore from Dvoinoye, partially offset by a decrease in gold equivalent ounces sold and lower royalty costs caused by the decrease in metal prices.  Depreciation, depletion and amortization were 5% lower compared with 2012, primarily due to a decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.  As at December 31, 2013, an impairment charge of $30.5 million was recorded to reduce the carrying value of inventory to its net realizable value.

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	56,431	55,000	1,431	3%
Tonnes processed (000's)	55,699	52,976	2,723	5%
Grade (grams/tonne)	0.38	0.38	-	0%
Recovery	75.8%	72.7%	3.1%	4%
Gold equivalent ounces:
Produced	500,380	466,709	33,671	7%
Sold	507,953	471,387	36,566	8%

Financial Data (in millions)
Metal sales	$710.1	$785.1	$(75.0)	(10%)
Production cost of sales	424.9	415.4	9.5	2%
Depreciation, depletion and amortization	110.2	85.3	24.9	29%
Impairment charges	65.5	-	65.5	100%
	109.5	284.4	(174.9)	(61%)
Exploration and business development	-	0.2	(0.2)	(100%)
Other	2.9	-	2.9	100%
Segment operating earnings	$106.6	$284.2	$(177.6)	(62%)

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2013 vs. 2012

Tonnes of ore mined in 2013 increased by 3% compared with 2012 due to planned mine sequencing.  Tonnes of ore processed were 5% higher compared with 2012, primarily as a result of an increase in processing capacity provided by the fourth ball mill.  Recoveries increased by 4% compared with 2012 due to various initiatives undertaken to increase operational efficiency.  During 2013, gold equivalent ounces produced increased by 7% compared with 2012, primarily due to an increase in tonnes processed and higher recoveries.  Gold equivalent ounces sold increased by 8% compared with 2012, primarily due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 10% compared with 2012 due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production cost of sales increased by 2% compared with 2012, primarily due to increases in gold equivalent ounces sold and maintenance related costs, and also due to increased consumption of inputs such as power and grinding media, as a result of the operation of the fourth ball mill, partially offset by a decrease in the cost of power.  Depreciation, depletion and amortization increased by 29% compared with 2012, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

As at June 30, 2013, the Company recorded a goodwill impairment charge of $65.5 million, primarily due to the reduction in the Company’s estimates of future metal prices.

La Coipa (100% ownership and operator) – Chile

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	2,258	2,989	(731)	(24%)
Tonnes processed (000's)	4,525	5,441	(916)	(17%)
Grade (grams/tonne):
Gold	0.90	0.75	0.15	20%
Silver	33.53	46.33	(12.80)	(28%)
Recovery:
Gold	84.6%	80.6%	4.0%	5%
Silver	59.4%	47.8%	11.6%	24%
Gold equivalent ounces: (a)
Produced	162,405	178,867	(16,462)	(9%)
Sold	174,548	175,212	(664)	(0%)
Silver ounces:
Produced (000's)	2,906	3,882	(976)	(25%)
Sold (000's)	3,120	3,920	(800)	(20%)

Financial Data (in millions):
Metal sales	$ 249.9	$ 288.6	$ (38.7)	(13%)
Production cost of sales	142.2	167.6	(25.4)	(15%)
Depreciation, depletion and amortization	110.9	49.5	61.4	124%
Impairment charges	3.3	-	3.3	100%
	(6.5)	71.5	(78.0)	(109%)
Exploration and business development	9.7	5.5	4.2	76%
Other	18.7	0.4	18.3	nm
Segment operating earnings (loss)	$ (34.9)	$ 65.6	$ (100.5)	(153%)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1).

(b) "nm" means not meaningful.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003.  On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in two Canadian mines were sold and the remaining 50% interest in La Coipa was acquired.

2013 vs. 2012

At the end of October 2013, the Company suspended mining of the existing ore body at La Coipa and placed the mine on care and maintenance, and as a result, tonnes of ore mined and processed decreased by 24% and 17%, respectively, compared with 2012.  Gold grades increased by 20% compared with 2012, primarily due to higher grade pit ore from the Ladera Farellon and Can Can deposits being processed through the mill, partially offset by the processing of lower grade ore from stockpiles.  During 2013, gold and silver recoveries increased by 5% and 24%, respectively, compared with 2012, primarily due to better metallurgical characteristics of the ore processed.  Gold equivalent ounces produced in 2013 decreased by 9% compared with 2012 as a result of the suspension of mining activities at La Coipa, a decrease in silver grades and a less favourable gold equivalent ratio, partially offset by the higher recoveries and gold grades.  In 2013, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales decreased by 13% compared with 2012, primarily as a result of a decrease in metal prices realized.  Production cost of sales decreased by 15% compared with 2012, primarily due to the suspension of mining at La Coipa, which resulted in a decrease in input costs such as contractor, energy, and maintenance.  During 2013, depreciation, depletion and amortization increased to $110.9 million from $49.5 million in 2012, primarily due to an increase in the depreciable asset base and a decline in mineral reserves at December 31, 2012.  As at June 30, 2013, an impairment charge of $3.3 million was recorded to reduce the carrying value of inventory to its net realizable value.  Other costs increased to $18.7 million in 2013 from $0.4 million in 2012, primarily due to care and maintenance and related administrative costs incurred by the Company as a result of the suspension of mining activities at La Coipa.

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	18,236	18,412	(176)	(1%)
Tonnes processed (000's)	15,058	15,193	(135)	(1%)
Grade (grams/tonne)	0.60	0.64	(0.04)	(6%)
Gold equivalent ounces:
Produced	187,815	236,369	(48,554)	(21%)
Sold	192,537	237,294	(44,757)	(19%)

Financial Data (in millions)
Metal sales	$ 272.5	$ 395.0	$ (122.5)	(31%)
Production cost of sales	225.3	184.8	40.5	22%
Depreciation, depletion and amortization	69.9	22.1	47.8	nm
Impairment charges	693.4	-	693.4	100%
	(716.1)	188.1	(904.2)	nm
Exploration and business development	0.1	0.8	(0.7)	(88%)
Other	(4.6)	8.4	(13.0)	(155%)
Segment operating earnings (loss)	$ (711.6)	$ 178.9	$ (890.5)	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2013 vs. 2012

During 2013, grades decreased by 6% compared with 2012 as a result of planned mine sequencing, which involved processing lower grade ore as the bottom of the current phase is mined.  Gold equivalent ounces produced decreased by 21% in 2013 compared with 2012 due to planned decline in gold grades, a decrease in ounces recovered from the leach pad, and reduced efficiency of the Adsorption, Desorption and Recovery plant.  Gold equivalent ounces sold decreased by 19% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 31% compared with 2012.  The decrease in gold equivalent ounces sold accounted for 61% of the $122.5 million decrease, with the remainder attributable to a decrease in metal prices realized.  Production cost of sales were 22% higher compared with 2012, primarily due to higher costs incurred in processing lower grade ore, higher royalty costs, and increases in labour costs due to maintenance services being performed internally rather than through contractors, partially offset by a decrease in gold equivalent ounces sold, lower contractor costs, and lower cyanide costs due to the operation of the Sulphidization, Acidification, Recycling and Thickening (“SART”) plant in 2013.  Depreciation, depletion and amortization increased to $69.9 million in 2013, from $22.1 million in 2012 due to a decrease in the applicable mineral reserve base as at December 31, 2012 and an increase in the depreciable asset base.

As at June 30, 2013, the Company recorded impairment charges of $203.3 million, comprised of $175.9 million related to goodwill and $27.4 million related to property, plant and equipment. The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

In addition, as at December 31, 2013, the Company recorded impairment charges of $490.1 million, comprised of $425.2 million related to property, plant and equipment that was recognized as a result of the annual assessment of the carrying value of its CGUs, and $64.9 million related to inventory to reduce its carrying value to net realizable value.  The non-cash impairment charge related to property, plant and equipment was mainly a result of changes to the life of mine plan and a corresponding reduction in mineral reserves.

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	26,885	23,578	3,307	14%
Tonnes processed (000's) (a)	16,890	13,600	3,290	24%
Grade (grams/tonne) (b)	1.99	1.57	0.42	27%
Recovery (b)	92.0%	89.0%	3.0%	3%
Gold equivalent ounces:
Produced	247,818	185,334	62,484	34%
Sold	244,954	179,568	65,386	36%

Financial Data (in millions)
Metal sales	$ 344.5	$ 297.0	$ 47.5	16%
Production cost of sales	256.7	159.7	97.0	61%
Depreciation, depletion and amortization	93.8	75.4	18.4	24%
Impairment charges	1,488.1	3,416.3	(1,928.2)	(56%)
	(1,494.1)	(3,354.4)	1,860.3	55%
Exploration and business development	30.0	74.6	(44.6)	(60%)
Other	51.3	37.8	13.5	36%
Segment operating loss	$ (1,575.4)	$ (3,466.8)	$ 1,891.4	(55%)

(a)	Includes 14,386,000 tonnes placed on the dump leach pad during 2013 (2012 - 11,047,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.41 grams per tonne during 2013 (2012 - 0.53 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”).  The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2013 vs. 2012

Tonnes of ore mined increased by 14% compared with 2012 as a result of planned mine sequencing and ongoing mobile equipment ramp up.  During 2013, tonnes of ore processed increased by 24% compared with 2012, primarily due to an increase in tonnes placed on the dump leach pad due to an expansion in dump leach capacity.  Mill grades increased by 27% compared with 2012 due to mine sequencing.  Gold equivalent ounces produced increased by 34% compared with 2012, primarily due to an increase in ounces recovered from the dump leach pad and completion of additional dump leach pads as well as due to higher mill grades and recoveries.

Metal sales increased by 16% compared with 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased to $256.7 million in 2013 from $159.7 million in 2012, primarily due to an increase in gold equivalent ounces sold and higher labour, contractor, consumable and energy costs driven by an increase in mining and dump leach activity.  Depreciation, depletion and amortization increased by 24% compared with 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in the depreciable asset base resulting from the impairments recognized at June 30, 2013 and December 31, 2012.  Exploration and business development costs decreased by 60% compared with 2012 due to a decrease in exploration activity.

As at June 30, 2013, the Company recorded impairment charges of $1,441.0 million, comprised of $1,409.2 million related to property, plant and equipment and $31.8 million related to inventory.  The non-cash impairment charge for property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices, and was also impacted by the deferral of potential construction and production at Tasiast.  The impairment charge of $31.8 million for inventory was recorded to reduce the carrying value of inventory to its net realizable value.  In addition, as at December 31, 2013, an impairment charge of $47.1 million was recorded to reduce the carrying value of inventory to its net realizable value.  During 2012, the Company recorded impairment charges at Tasiast aggregating $3,416.3 million, comprised of $2,130.3 million related to goodwill and $1,286.0 million related to property, plant and equipment.  The resulting non-cash charge recognized in 2012 was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.

Chirano (90% ownership and operator) – Ghana

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's) (a)	3,786	4,728	(942)	(20%)
Tonnes processed (000's) (a)	3,360	3,381	(21)	(1%)
Grade (grams/tonne)	2.71	2.91	(0.20)	(7%)
Recovery	93.8%	93.0%	0.8%	1%
Gold equivalent ounces: (a)
Produced	275,402	293,235	(17,833)	(6%)
Sold	278,171	298,651	(20,480)	(7%)

Financial Data (in millions)
Metal sales	$ 387.8	$ 497.7	$ (109.9)	(22%)
Production cost of sales	211.7	215.3	(3.6)	(2%)
Depreciation, depletion and amortization	144.1	163.3	(19.2)	(12%)
Impairment charges	359.8	111.3	248.5	nm
	(327.8)	7.8	(335.6)	nm
Exploration and business development	10.2	9.5	0.7	7%
Other	6.4	6.6	(0.2)	(3%)
Segment operating loss	$ (344.4)	$ (8.3)	$ (336.1)	nm

(a)	Tonnes of ore mined/processed, production and sales represents 100% for all periods.
(b) "nm" means not meaningful.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back.  Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana's second largest city.  A 10% carried interest is held by the government of Ghana.

2013 vs. 2012

Tonnes of ore mined decreased by 20% compared with 2012 as a result of planned reduction in open pit mining activity, partially offset by tonnes mined from the Paboase and Akwaaba underground deposits.  Grades decreased by 7% compared with 2012, primarily due to planned mine sequencing in Akwaaba.  Gold equivalent ounces produced decreased by 6% compared with 2012, primarily due to the decrease in grades and tonnes processed, partially offset by a slight increase in recoveries.  Gold equivalent ounces sold decreased by 7% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 22% compared with 2012 due to a decrease in gold equivalent ounces sold and metal prices realized.  Production cost of sales were lower by 2% compared with 2012, primarily due to a decrease in gold equivalent ounces sold, lower royalties, and lower fuel and contractor costs as a result of the transition to owner mining, partially offset by higher labour and power costs.  Depreciation, depletion and amortization decreased by 12% compared with 2012, mainly due to a decrease in gold equivalent ounces sold and differences in the depreciable asset base relating to the mine sequencing described above.

As at June 30, 2013, the Company recorded a goodwill impairment charge of $359.8 million, primarily due to the reduction in the Company’s estimates of future metal prices.

Discontinued operations

Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

The results of FDN for the years ended December 31, 2013 and 2012 were as follows:

	Years ended December 31,
	2013	2012
Results of discontinued operation
Revenues	$-	$-
Expenses (a)	736.3	2.3
Loss before tax	(736.3)	(2.3)
Income tax (expense) recovery	6.2	(0.3)
Loss from discontinued operation after tax	$(730.1)	$(2.6)
Loss per share from discontinued operation attributable to common shareholders
Basic	$(0.64)	$(0.00)
Diluted	$(0.64)	$(0.00)

Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, which was included in expenses and reflected a write-down of the Company's carrying value of the FDN project of $714.7 million, and $5.3 million of severance and other closure costs.

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd.  The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative period.  The gross proceeds of the sale totaled $220.0 million.  Net earnings from Crixás up to the date of disposal were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

	Years ended December 31,

	2013	2012
Results of discontinued operation
Revenues	$-	$53.7
Expenses	-	37.2
Earnings before tax	-	16.5
Income tax expense	-	(6.4)
Net earnings before disposal	$-	$10.1
Gain on sale of discontinued operation	-	96.2
Income tax on sale of discontinued operation	-	(62.4)
Earnings and other comprehensive income from discontinued operation after tax	$-	$43.9
Earnings per share from discontinued operation attributable to common shareholders
Basic	$-	$0.04
Diluted	$-	$0.04

Impairment charges

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Goodwill (i)	$828.7	$2,241.6	$(1,412.9)	(63%)
Property, plant and equipment (i)	2,163.3	1,286.0	877.3	68%
Inventory (ii)	177.6	-	177.6	100%
Impairment charges	$3,169.6	$3,527.6	$(358.0)	(10%)

i.	Goodwill and property, plant and equipment

As at December 31, 2013, the Company recorded an after-tax impairment charge of $544.8 million, upon completion of its annual assessment of the carrying value of its CGUs.  The impairment charge included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca, a non-operating asset in Chile.  The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in reserves.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment and performed an impairment assessment to determine the recoverable amount of its CGUs.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the impairment assessment at June 30, 2013, the Company recorded an after-tax non-cash impairment charge of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs.  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  The impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

The following table summarizes the goodwill and property, plant and equipment impairment charges, and the related tax recovery, recognized as at June 30, 2013:

CGU	Goodwill	Property, plant and equipment	Tax recovery	Total after-tax impairment
Round Mountain	$58.7	$118.7	$(28.5)	$148.9
Paracatu	65.5	-	-	65.5
Maricunga	175.9	27.4	(5.7)	197.6
Tasiast	-	1,409.2	(74.5)	1,334.7
Chirano	359.8	-	-	359.8
Lobo-Marte	-	182.8	-	182.8
Total	$659.9	$1,738.1	$(108.7)	$2,289.3

Also as a result of the impairment assessment at June 30, 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale.  This charge was recognized in other income (expense).

The significant estimates and assumptions used in the above mentioned impairment assessments are disclosed in Note 3 to the financial statements.

In addition, at June 30, 2013, the Company wrote off the carrying value of its FDN asset of $720.0 million, which was entirely related to property, plant and equipment.  FDN was reclassified as a discontinued operation.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

As at December 31, 2012, upon completion of the annual assessment of the carrying value of its CGUs, the Company recorded after-tax non-cash impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million at Tasiast and $111.3 million at Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs.  The impairment charge at Chirano related entirely to goodwill.

ii.	Inventory

As at December 31, 2013 an impairment charge of $142.5 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. As at June 30, 2013 an impairment charge of $35.1 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  No impairment charges related to inventory were recorded as at December 31, 2012.

Exploration and business development

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Exploration and business development	$147.1	$229.8	$(82.7)	(36%)

Exploration and business development expenses were $147.1 million, compared with $229.8 million for 2012.  Of the total exploration and business development expense, expenditures on exploration totaled $111.5 million for 2013 compared with $168.8 million for 2012, with the decrease primarily due to reduced exploration activity.  During 2013, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $6.2 million compared with $30.9 million for the same period in 2012.  Business and development costs decreased to $35.6 million in 2013 from $61.0 million in 2012 due to cost reduction initiatives.

Kinross was active on more than 35 mine sites, near-mine and greenfield initiatives during 2013, with a total of 272,131 metres drilled.

General and administrative

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
General and administrative	$176.6	$179.1	$(2.5)	(1%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs decreased marginally from $179.1 million in 2012 to $176.6 million in 2013, primarily due to lower employee related costs.

Other income (expense) – net

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change (a)
Gains (losses) on sale of other assets - net	$(1.1)	$7.2	$(8.3)	(115%)
Impairment of investments	(240.3)	(24.3)	(216.0)	nm
Foreign exchange losses	(21.9)	(6.8)	(15.1)	nm
Net non-hedge derivative gains	2.6	18.0	(15.4)	(86%)
Other income (expense)	1.6	(0.9)	2.5	nm
	$(259.1)	$(6.8)	$(252.3)	nm
(a) "nm" means not meaningful.

During 2013, other income (expense) increased to an expense of $259.1 million from an expense of $6.8 million in 2012.  The discussion below details the significant changes in other income (expense) for 2013 compared with 2012.

Gains (losses) on sale of other assets – net

In 2013, the Company recorded a net loss of $1.1 million on the sale of other assets compared with a net gain of $7.2 million in 2012.  The net gain in 2012 of $7.2 million was primarily due to gains of $6.3 million realized on the disposition of certain of its available-for-sale investments.

Impairment of investments

During 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale as a result of the impairment assessment performed as at June 30, 2013.  The Company also recognized impairment charges of $21.3 million on certain of its available-for-sale investments in 2013 compared with $24.3 million recognized in 2012 due to a significant or prolonged decline in their fair values.

Foreign exchange losses

During 2013, foreign exchange losses were $21.9 million compared with losses of $6.8 million in 2012.  The foreign exchange loss of $21.9 million during 2013 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at December 31, 2013 relative to December 31, 2012.

The foreign exchange loss of $6.8 million for 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real at December 31, 2012 relative to December 31, 2011, offset partially by the weakening of the U.S. dollar against the Russian rouble, Chilean peso and Canadian dollar during this period.

Net non-hedge derivative gains

Net non-hedge derivative gains decreased to a gain of $2.6 million in 2013 from a gain of $18.0 million in 2012.

The net non-hedge derivative gains in 2013 were primarily due to hedge accounting related adjustments.  In 2012, the net non-hedge derivative gains were primarily due to fair value adjustments related to the embedded derivatives on the Canadian dollar denominated common share purchase warrants and the convertible senior notes.

Finance expense

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Finance expense	$42.8	$42.0	$0.8	2%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

During 2013, finance expense increased slightly by $0.8 million compared with 2012, primarily due to an increase in accretion expense on reclamation and remediation obligations.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

For continuing operations, income tax expense for 2013 was $72.4 million compared with an income tax expense of $259.4 million for 2012.  The $72.4 million tax expense in 2013 included a $174.6 million tax recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  The tax expense of $259.4 million for 2012 included a $321.5 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges, and a $116.5 million expense related to a re-measurement of deferred tax liabilities, as a result of increases in the income tax rate in Ghana and Chile in that year.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as impairment charges and re-measurements of the deferred tax liability due to increases in corporate income tax rates, the Company’s adjusted effective tax rate was 34.8% in 2013, compared with 31.7% in 2012.  The increase in the Company’s adjusted effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for both 2013 and 2012 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012 (a)	Change	% Change (b)
Cash flow
Of continuing operations provided from operating activities	$796.6	$1,317.3	$(520.7)	(40%)
Of continuing operations used in investing activities	(1,031.1)	(2,269.6)	1,238.5	55%
Of continuing operations provided from (used in) financing activities	(615.5)	774.8	(1,390.3)	(179%)
Of discontinued operations	(36.2)	85.0	(121.2)	(143%)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(12.0)	0.4	(12.4)	nm
Decrease in cash and cash equivalents	(898.2)	(92.1)	(806.1)	nm
Cash and cash equivalents, beginning of period	1,632.7	1,724.8	(92.1)	(5%)
Cash and cash equivalents, end of period	$734.5	$1,632.7	$(898.2)	(55%)
(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(b) "nm" means not meaningful.

Cash and cash equivalent balances decreased by $898.2 million in 2013 compared with a decrease of $92.1 million in 2012.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities from Continuing Operations

2013 vs. 2012

Net cash flow of continuing operations provided from operating activities decreased by $520.7 million in 2013 compared with 2012.  The decrease in cash flows was primarily due to a decrease in metal sales and less favourable working capital changes, partially offset by a decrease in exploration and business development costs.

Investing Activities from Continuing Operations

2013 vs. 2012

Cash used in investing activities of continuing operations was $1,031.1 million compared with $2,269.6 million in 2012.  The primary use of cash in 2013 was for investment in property, plant and equipment of $1,262.4 million and additions to long-term investments and other assets of $131.2 million, partially offset by the disposal of short-term investments of $349.8 million.  The primary use of cash in 2012 was for investment in property, plant and equipment of $1,858.3 million, additions to long-term investments and other assets of $68.5 million and additions to short-term investments of $348.7 million.
The following table presents a breakdown of capital expenditures from continuing operations on a cash basis:

	Year ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Operating segments
Fort Knox	$135.3	$114.7	$20.6	18%
Round Mountain	63.1	66.2	(3.1)	(5%)
Kettle River - Buckhorn	8.6	9.4	(0.8)	(9%)
Kupol (a)	108.9	163.9	(55.0)	(34%)
Paracatu	150.1	284.5	(134.4)	(47%)
Maricunga	57.8	120.7	(62.9)	(52%)
La Coipa	11.0	70.6	(59.6)	(84%)
Tasiast	609.2	866.2	(257.0)	(30%)
Chirano	96.1	100.3	(4.2)	(4%)
Non-operating segments
Corporate and Other (b)	22.3	61.8	(39.5)	(64%)
Total	$1,262.4	$1,858.3	$(595.9)	(32%)

(a) Includes $28.6 million of capital expenditures at Dvoinoye during 2013 (2012 - $119.8 million).
(b) "Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures for 2013 decreased by $595.9 million compared with 2012.  The decreases in capital expenditures were primarily a result of the initiatives taken by the Company under its Way Forward strategy to identify savings and maximize cash flows.  In 2013, the Company reduced spending at Dvoinoye on completion of the mine, at Paracatu due to the completion of the fourth ball mill, desulphurization and flash flotation projects in 2012, at Maricunga due to the completion of the SART plant in 2012, and at La Coipa and Lobo-Marte.  The change in the level of capital expenditures at Tasiast was primarily due to a decrease in expenditures on the Tasiast expansion project.  The increase in capital expenditures at Fort Knox was primarily due to the acquisition of haulage equipment.

Financing Activities from Continuing Operations

2013 vs. 2012

Net cash flow of continuing operations used in financing activities was $615.5 million compared with cash flow of continuing operations provided from financing activities of $774.8 million in 2012.  During 2013, the Company repaid debt of $523.3 million, of which $460.0 million was related to the repurchase of the convertible senior notes and $60.0 million was related to the periodic repayments on the Kupol loan.  In addition, $91.3 million of dividends were paid during 2013.  During 2012, the Company received $1,541.1 million of proceeds from debt, of which $996.1 million was related to the unsecured $1,000.0 million term loan completed in August 2012, partially offset by a repayment of debt of $577.3 million and dividends paid of $182.3 million.

Balance Sheet

	As at December 31,
(in millions)	2013	2012	2011 (d)
Cash and cash equivalents and short-term investments	$734.5	$1,982.5	$1,767.3
Current assets	$2,405.8	$3,591.4	$3,117.8
Total assets	$10,286.7	$14,882.6	$16,508.8
Current liabilities, including current portion of long-term debt	$712.9	$1,309.6	$795.7
Total long-term financial liabilities(a)	$2,757.5	$2,847.3	$2,230.2
Total debt, including current portion	$2,119.6	$2,632.6	$1,633.1
Total liabilities	$4,196.8	$4,956.9	$4,038.1
Common shareholders' equity	$6,014.0	$9,850.2	$12,390.4
Non-controlling interest	$75.9	$75.5	$80.3
Statistics
Working capital (b)	$1,692.9	$2,281.8	$2,322.1
Working capital ratio (c)	3.37:1	2.74:1	3.92:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.
(d) 2011 information has not been recast for IFRS 11, which was adopted on January 1, 2013.

At December 31, 2013, Kinross had cash and cash equivalents and short-term investments of $734.5 million, a decrease of $1,248.0 million from the balance as at December 31, 2012, primarily due to the Company’s repurchase of its convertible senior notes totaling $460.0 million and cash flows used in the purchase of property, plant and equipment of $1,262.4 million.  Current assets decreased to $2,405.8 million, mainly due to the decrease in cash and cash equivalents and short-term investments.  Total assets decreased by $4,595.9 million to $10,286.7 million, primarily due to the recognition of impairment charges of $2,992.0 million related to goodwill and property, plant and equipment, $720.0 million related to the write-down of the Company's net carrying value of FDN as a result of its decision to cease development of FDN, and the decrease in cash and cash equivalents and short-term investments, partially offset by additions to property, plant and equipment.  Current liabilities decreased to $712.9 million as a result of a decrease in the current portion of long-term debt reflecting the Company’s repurchase of the convertible senior notes.  Total debt decreased to $2,119.6 million, primarily due to the repurchase of the convertible senior notes and the periodic repayments made on the Kupol loan.

At December 31, 2012, Kinross had cash and cash equivalents and short-term investments of $1,982.5 million, an increase of $215.2 million from the balance as at December 31, 2011, primarily due to proceeds received from the issuance of the term loan and the sale of its interest in Crixás.  Current assets increased to $3,591.4 million, mainly due to an increase in short-term investments.  Total assets decreased by $1,626.2 million to $14,882.6 million, primarily due to impairment charges of $3,527.6 million, partially offset by the increase in short-term investments and additions to property, plant and equipment.  Current liabilities increased to $1,309.6 million, mainly due to an increase in the current portion of long-term debt reflecting the reclassification of the convertible senior notes.  Total debt, including the convertible senior notes, increased to $2,632.6 million, mainly due to the $1,000.0 million term loan completed in August 2012.

To help achieve the Company’s objective of maintaining a strong balance sheet and liquidity position in the current volatile gold price environment, the Board of Directors suspended the payment of the semi-annual dividend on July 31, 2013.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

On August 8, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on September 21, 2012.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to the shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

As of February 11, 2014, there were 1,143.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.3 million share purchase options outstanding under its share option plan and 25.8 million common share purchase warrants outstanding (convertible to 25.8 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars, paying interest semi-annually at a rate of 1.75% per annum.  The convertible senior notes were redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes had the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price was equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes in the amount of $5.4 million.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Land, plant and equipment with a carrying amount of $154.7 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at December 31, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.  As at December 31, 2013, the Company had utilized $31.9 million (December 31, 2012 – $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps only hedge the term loan’s interest rate exposure until the original maturity of August 2015.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at December 31, 2013.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at December 31, 2013, $164.1 million (December 31, 2012 - $164.1 million) was utilized under this facility.

In addition, at December 31, 2013, the Company had approximately $42.0 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2013	2012
Utilization of revolving credit facility	$(31.9)	$(35.1)
Utilization of EDC facility	(164.1)	(164.1)
Borrowings	$(196.0)	$(199.2)

Available under revolving credit facility	$1,468.1	$1,464.9
Available under EDC credit facility	35.9	35.9
Available credit	$1,504.0	$1,500.8

Total debt of $2,119.6 million at December 31, 2013 consists of $985.4 million for the senior notes, $996.0 million for the corporate term loan, and $138.2 million for the Kupol loan.  The current portion of long-term debt is $60.0 million at December 31, 2013.

Liquidity Outlook

In 2014, the Company expects to repay $60.0 million of debt in cash.

We believe that the Company’s existing cash and cash equivalents balance of $734.5 million, available credit of $1,504.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments of $60.0 million for the next 12 months, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2013:

(in millions)	Total	2014	2015	2016	2017	2018	2019 and thereafter
Long-term debt obligations (a)	$2,140.0	$60.0	$60.0	$270.0	$1,000.0	$-	$750.0
Operating lease obligations	45.1	12.0	9.2	7.3	7.3	6.2	3.1
Purchase obligations (b)	255.2	252.2	2.6	0.2	0.1	0.1	-
Reclamation and remediation obligations	1,307.2	19.3	17.9	89.2	28.0	36.6	1,116.2
Interest and other fees (a)	824.6	86.4	81.7	76.8	61.1	46.3	472.3
Derivative liabilities - net	49.6	36.2	13.4	-	-	-	-
Total	$4,621.7	$466.1	$184.8	$443.5	$1,096.5	$89.2	$2,341.6

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2013.
(b) Includes both capital and operating commitments, of which $68.6 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2013:

	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	302.9	88.0	390.9
Average price	2.17	2.34	2.21
Chilean peso forward buy contracts
(in millions of U.S. dollars)	73.0	-	73.0
Average price	532.70	-	532.70
Russian rouble forward buy contracts
(in millions of U.S. dollars)	48.0	48.0	96.0
Average price	34.69	35.88	35.28
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	111.6	-	111.6
Average price	1.04	-	1.04

Energy
Oil swap contracts (barrels)	175,000	100,000	275,000
Average price	88.78	86.64	88.00
Diesel swap contracts (gallons)	2,520,000	-	2,520,000
Average price	2.83	-	2.83
Gasoil swap contracts (tonnes)	16,104	-	16,104
Average price	864.00	-	864.00

The following new forward buy derivative contracts were engaged during the year ended December 31, 2013:
•      $40.0 million Chilean pesos at an average rate of 515.50 maturing in 2014
•      $63.6 million Canadian dollars at an average rate of 1.04 maturing in 2014
•      $23.0 million Russian roubles at an average rate of 35.69 maturing in 2015
•      $80.4 million Brazilian reais at an average rate of 2.21 maturing in 2014

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps only hedge the term loan’s interest rate exposure until the original maturity of August 2015.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2013	2012
Asset (liability)
Interest rate swaps	$(2.9)	$(2.7)
Foreign currency forward contracts	(48.9)	(7.3)
Energy swap contracts	2.7	2.5
Total return swap	(0.5)	(0.2)
Canadian dollar denominated common share purchase warrant liability	-	(0.2)
Convertible senior notes - conversion option	-	-
	$(49.6)	$(7.9)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties are now in the fact discovery phase of litigation, which includes the production of information and documents (which was substantially completed on January 10, 2014), and later the oral depositions of witnesses.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs have appealed the Order of the Ontario Court.  The appeals on the certification and leave motions have been consolidated and will both be heard by the Ontario Court of Appeal.  Kinross currently expects that appeal will be heard within 12 months. Presently, and subject to the outcome of any appeal, as a result of the Ontario Court’s decision, the only claim that remains is an individual claim, not a class proceeding by the Trustees of the Musicians’ Pension Fund of Canada, asserting common law negligent misrepresentations.  Kinross believes that the remaining individual claim is without merit and intends to vigorously defend against it.

7.	SUMMARY OF QUARTERLY INFORMATION

	2013				2012 (a)
(in millions, except per share amounts)	Q4	Q3	Q2	Q1(a)	Q4	Q3	Q2	Q1
Metal sales	$877.1	$876.3	$968.0	$1,058.1	$1,186.9	$1,109.7	$1,005.6	$1,005.1
Net earnings (loss) from continuing operations attributable to common shareholders	$(740.0)	$46.9	$(2,481.9)	$162.4	$(2,984.9)	$226.2	$113.9	$98.6
Net earnings (loss) from discontinued operations after-tax	$(2.1)	$(5.0)	$(721.1)	$(1.9)	$(4.2)	$(1.3)	$39.7	$7.1
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09
Net cash flow of continuing operations provided from operating activities	$187.2	$137.7	$106.4	$365.3	$487.4	$368.7	$79.1	$382.1
(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.  During the fourth quarter of 2013, revenue from continuing operations decreased to $877.1 million compared with $1,186.9 million during the same period in 2012, primarily due to the decrease in the average gold price realized to $1,268 per ounce compared with $1,707 per ounce realized during the fourth quarter of 2012.  In addition, gold equivalent ounces sold decreased to 691,300 in the fourth quarter of 2013 compared with 695,934 during the same period in 2012.

During the fourth quarter of 2013, production cost of sales increased by 11% to $528.4 million compared with $477.6 million in the same period of 2012, mainly due to an increase in input costs at various sites.

Additionally, fluctuations in the foreign exchange rates have affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2013, the Company recorded after-tax impairment charges of $544.8 million, which included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca.

During the second quarter of 2013, the Company recognized impairment charges of $2,289.3 million at several of its CGUs, net of a tax recovery of $108.7 million.

Also in the second quarter of 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms, which balanced the interests of all stakeholders.  Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million.  In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano CGUs totaling $2,937.6 million.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.

Operating cash flows decreased to $187.2 million in the fourth quarter of 2013, compared with $487.4 million in the same period of 2012, primarily due to a decrease in metal sales and less favourable working capital changes.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting.  In making this assessment, management used the Internal Controls - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2013.  During 2013, Kupol converted to a new ERP system.  The ERP system conversion has not resulted in any significant changes in internal controls during the year ended December 31, 2013.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the financial statements.  The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable minerals reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events.  The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.   The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”).  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur.  The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Accounting changes and recent accounting pronouncements

Accounting changes

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining.  When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”.  When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

There was no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated.  Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  There was no impact on the Company’s financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10.  There was no impact on the Company’s financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture.  For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof.  For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method.  The application of the equity method did not change as a result of this amendment.

The Company’s adoption of IFRS 11 and IAS 28 (2011) on January 1, 2013 resulted in the following impacts to the Company’s financial statements:
•	The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;
•
The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, which was included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and no longer applied proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•
The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.  The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012; and,

•	The consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast, with the impact summarized in Note 4 of the financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities.  This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  As a result of adopting IFRS 12, the Company provided additional disclosures in Note 9 of the financial statements.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 10 of the financial statements.  There were no other impacts on the financial statements on adoption of this standard.

Recent Accounting Pronouncements

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”.  The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed.  Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to.  The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross.  Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible.  For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2012, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2013, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver.  Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2013, the Company’s average gold price realized from continuing operations decreased to $1,402 per ounce from $1,643 per ounce in 2012.  If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.  Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.  There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross' mining and processing operations and exploration activities in the United States, the Russian Federation, Brazil, Chile, Mauritania, Ghana and Canada are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties.  Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates.  Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards.  In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation.  Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities.  Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production.  Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property.  To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.  Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2013, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserves.  Should such reductions occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves.  The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ future plans rely on mine development projects, which involve significant uncertainties

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is dependent on future growth from development projects.  Current potential development projects include, expansion at Tasiast, potential development opportunities at Fort Knox, La Coipa Phase 7, and development and expansion opportunities at Kupol and Dvoinoye.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices.  Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of Kinross.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns.  Kinross' actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes.  Operating costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates.  Many of these factors are beyond Kinross’ control.  No assurance can be given that Kinross’ cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment (including parts) to conduct its mining operations and development projects.  A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile.  Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control.  An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of Kinross’ operations and development projects.  If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013. The Company does not anticipate further significant impacts on its financial condition as result of this decision; however, this is dependent on a number of factors both known and unknown. Such factors include, but are not limited to: the Company’s ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully completing an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances.  There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations and permits at all times.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to alleged rights of Quilombola peoples in connection with certain lands being used to construct the Eustaquio tailings facility at Paracatu.  As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility.  The FPA's injunction was denied, the permit to operate was issued and the Eustaquio tailings facility has been operating since July 2012.  In December, 2013 and January of 2014, the trial court judge issued decisions denying the FPA's claim; however, the FPA can still appeal such decisions.  If the FPA were to appeal, the Company would continue to vigorously oppose the lawsuit and believes that the lawsuit by the FPA should not be successful.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested.  Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases.  In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2014, sensitivity to a 10% change in the gold price is estimated to have a $300 million impact on pre-tax earnings.  Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2014, sensitivity to a 10% change in the silver price is estimated to have a $10 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow.  The Company’s corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver.  Kinross’ practice is not to hedge metal sales.  On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2013, there were no gold or silver derivative financial instruments outstanding.  In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2013.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.  Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2013, the Company's gross credit exposure, including cash and cash equivalents, was $917.9 million and at December 31, 2012, the gross credit exposure, including cash and cash equivalents, was $2,192.1 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations.  To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing.  Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

The Company has investment grade credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s.  However, there is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions.  The Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate.  Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in most industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•           Volatility in commodity prices and foreign exchange rates;

•           Tightening of credit markets;

•           Increased counterparty risk; and

•           Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

The Company re-negotiated its revolving credit facility and term loan in 2013 to extend their terms to August 2018 and August 2017, respectively, and remove the minimum tangible net worth covenant.  As at December 31, 2013, the Company had $1,504.0 million available under its credit facility arrangements.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with.  The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).  The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation, including current proceedings against Kinross as well as potential future proceedings, could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

As at December 31, 2013, Kinross recorded an after-tax impairment charge of $376.0 million, net of a tax recovery of $49.2 million, relating to property, plant and equipment at Maricunga and $168.8 million related to goodwill at Quebrada Seca.  In addition, as a result of the impairment assessment at June 30, 2013, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs. The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Years ended December 31,
(in millions, except share and per share amounts)	2013	2012
Net loss from continuing operations attributable to common shareholders - as reported	$(3,012.6)	$(2,546.2)
Adjusting items:
Foreign exchange losses	21.9	6.8
Non-hedge derivatives gains - net of tax	(2.2)	(18.8)
(Gains) losses on sale of other assets - net of tax	1.1	(7.2)
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	70.6	51.4
Change in deferred income tax due to a change in statutory corporate income tax rate	-	116.3
Taxes in respect of prior years	8.3	28.8
Impairment charges - net of tax	2,995.0	3,206.1
Impairment of investments	240.3	24.3
Reclamation and remediation expense - net of tax	(1.2)	8.3
Severance expense	-	16.4
	3,333.8	3,432.4
Net earnings from continuing operations attributable to common shareholders - Adjusted	$321.2	$886.2
Weighted average number of common shares outstanding - Basic	1,142.1	1,139.1
Net earnings from continuing operations per share - Adjusted	$0.28	$0.78

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Years ended December 31,
(in millions)	2013	2012
Net cash flow of continuing operations used in operating activities - as reported	$796.6	$1,317.3
Adjusting items:
Close out and early settlement of derivative instruments	-	(48.7)
Working capital changes:
Accounts receivable and other assets	27.7	22.5
Inventories	197.5	298.2
Accounts payable and other liabilities, including taxes	127.8	(62.3)
	353.0	209.7
Adjusted operating cash flow from continuing operations	$1,149.6	$1,527.0

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(21.2)	(21.5)
Attributable production cost of sales from continuing operations	$1,983.2	$1,827.7
Gold equivalent ounces sold from continuing operations	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest	(27,817)	(29,865)
Attributable gold equivalent ounces sold from continuing operations	2,669,276	2,591,478
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$743	$705
Attributable production cost of sales from continuing operations per equivalent ounce sold	$743	$705
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the financial statements less depreciation, depletion and amortization and impairment charges.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(21.2)	(21.5)
Less: attributable silver revenues from continuing operations	(211.9)	(328.3)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,771.3	$1,499.4
Gold ounces sold from continuing operations	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest	(27,745)	(29,795)
Attributable gold ounces sold from continuing operations	2,517,991	2,391,652
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$703	$627
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the financial statements less depreciation, depletion and amortization and impairment charges.

Attributable All-In Sustaining Cost from Continuing Operations per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure.  Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest (b)	(21.2)	(21.5)
Less: attributable (c) silver revenues from continuing operations (d)	(211.9)	(328.3)
Attributable (c) production cost of sales from continuing operations net of silver by-product revenue	$1,771.3	$1,499.4
Adjusting items on an attributable (c) basis:
General and administrative (e)	176.6	162.7
Other operating expense - sustaining (f)	15.4	42.3
Reclamation and remediation (g)	57.1	49.5
Exploration and business development - sustaining (h)	78.4	119.4
Additions to property, plant and equipment - sustaining (i)	577.6	706.5
All-in Sustaining Cost on a by-product basis - attributable (c)	$2,676.4	$2,579.8
Gold ounces sold from continuing operations	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest (j)	(27,745)	(29,795)
Attributable (c) gold ounces sold from continuing operations	2,517,991	2,391,652
Attributable (c) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,063	$1,079

Attributable All-In Sustaining Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining costs on a gold equivalent ounce basis. Under this non-GAAP measure, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost from continuing operations per equivalent ounce sold is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest (b)	(21.2)	(21.5)
Attributable (c) production cost of sales from continuing operations	$1,983.2	$1,827.7
Adjusting items on an attributable (c) basis:
General and administrative (e)	176.6	162.7
Other operating expense - sustaining (f)	15.4	42.3
Reclamation and remediation (g)	57.1	49.5
Exploration and business development - sustaining (h)	78.4	119.4
Additions to property, plant and equipment - sustaining (i)	577.6	706.5
All-in Sustaining Cost - attributable (c)	$2,888.3	$2,908.1
Gold equivalent ounces sold from continuing operations	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest (j)	(27,817)	(29,865)
Attributable (c) gold equivalent ounces sold from continuing operations	2,669,276	2,591,478
Attributable (c) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,082	$1,122

(a) Production cost of sales is equivalent to total cost of sales per the financial statements less depreciation, depletion and amortization and impairment charges.
(b) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(c) “Attributable” includes Kinross' share of Chirano (90%) production.
(d) “Attributable silver revenues from continuing operations” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(e) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(f) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating expenses related to non-sustaining activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(g) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount.

(h) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are included in this amount as they are considered sustaining costs required for general operations.

(i) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

(j) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A include those under the headings “Mineral Reserves”, “Outlook”, “Project Updates and New Developments”, and “Capital and Liquidity Resources – Liquidity Outlook”, and include, without limitation, statements with respect to: our guidance for production; production costs of sales; all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, the continuation of the Way Forward; modifications to projects and operations and our exploration budget, including but not limited to the Tasiast expansion project; and our expectations regarding timelines for continued development, including, without limitation, ramp up at Dvoinoye; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “budget”, “plans”, “expects”, “scheduled”, “projected”, “timeline”, “forecasts”, “possible”, “anticipated”, “planned”, “focus”, “pursue”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, or “believes”, or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and the “Risk Analysis” section of this MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador, and any potential amendments to the Brazilian Mining Code, the Mauritanian Mining Code, the Mauritanian Customs Code, the Mauritanian VAT regime, and water legislation or other water use restrictions in Chile, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from the Company’s operations, including but not limited to ramp up at and production from Dvoinoye and permitting, development and expansion at Tasiast (including but not limited to expansion optimization initiatives which may lead to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study, and conversion of adjacent exploration licences to mining licences) being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.